October 27, 2015

VIA EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Silicom Ltd. (File No. 00-23288)
Form 20-F for the Fiscal Year Ended December 31, 2014

Dear Ms. Collins:

We have received your letter of October 20, 2015 and are in the process of preparing our response, but respectfully request an extension of time. We plan to file our response with the Securities and Exchange Commission on or before November 16, 2015. While we do not anticipate any difficulties in meeting that schedule, if for any reason we are unable to make that date, we would of course contact you in advance.

If you have any questions or require additional information, please contact Eric Spindel at (+972) 3 608 7757 of our counsel Yigal Arnon & Co.

Very truly yours,

/s/ Shaike Orbach
Shaike Orbach Chief Executive Officer

cc: Rebekah Lindsey
Edwin Kim
Mark Shuman
Securities and Exchange Commission
Division of Corporation Finance
Eric Spindel
Yigal Arnon & Co.